Filed Pursuant to Rule 433

Registration Statement No. 333-181630

Pricing Term Sheet

August 8, 2012

CHS/COMMUNITY HEALTH SYSTEMS, INC.

$1,600,000,000 aggregate principal amount of 5.125% Senior Secured Notes due 2018

August 8, 2012

The following information supplements the Preliminary Prospectus Supplement dated August 7, 2012 relating to the above described securities.

Issuer:	CHS/Community Health Systems, Inc.

Security Description:	Senior Secured Notes

Face:	$1,600,000,000

Gross Proceeds:	$1,600,000,000

Coupon:	5.125%

Maturity:	August 15, 2018

Price to Public:	100.000%

Underwriting Discount:	1.375%

Yield to Maturity:	5.125%

Spread to Treasury (UST):	423 basis points

Benchmark (UST):	4.000% UST due August 15, 2018

Interest Payment Dates:	August 15 and February 15

Commencing:	February 15, 2013

Optional Redemption:	Callable, on or after the following dates, and at the following prices: Date Price August 15, 2015 102.563% August 15, 2016 101.281% August 15, 2017 and thereafter 100.000%

Make-Whole:	Callable prior to the first call date at a redemption price of 100% plus make-whole of T+50 basis points

Equity Clawback:	Redeem until August 15, 2015 at 105.125% for up to 35.0%

Trade Date:	August 8, 2012

Settlement Date:	August 17, 2012 (T+7)(1)

Ratings:	Ba3 / BB(2)

CUSIP/ISIN Numbers:	CUSIP: 12543D AR1 ISIN: US12543DAR17

Min. Allocation:	$2,000

Increments:	$1,000

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, SunTrust Robinson Humphrey, Inc., Wells Fargo Securities, LLC

Co-Managers:	Deutsche Bank Securities Inc., Fifth Third Securities, Inc., Mitsubishi UFJ Securities (USA), Inc., Scotia Capital (USA) Inc., UBS Securities LLC

(1)	We expect that delivery of the notes will be made against payment thereof on or about the settlement date specified in this communication, which will be the seventh business day following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next three succeeding business days should consult their own advisor.

(2)	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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Changes to Preliminary Prospectus Supplement

1.	The aggregate principal amount of 5.125% Senior Secured Notes due 2018 to be issued in this offering has increased from $1,250.0 million to $1,600.0 million (the “Additional Notes”). The gross proceeds from the Additional Notes are intended to be used to prepay a portion of the Issuer’s $2.2 billion of non-extended term loans due 2014 under its credit agreement.

2.	In the first paragraph under the heading “Description of the Notes—Certain Covenants—Limitation on Liens”, the words “securing any Indebtedness” are inserted after the words “thereafter acquired” so that such first paragraph reads in its entirety as follows:

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien (the “Initial Lien”) of any nature whatsoever on any of its assets or properties (including Capital Stock of a Restricted Subsidiary), or any income, profits or proceeds therefrom, in each case whether owned at the Issue Date or thereafter acquired, securing any Indebtedness, other than:

(1) in the case of any Initial Lien on any Collateral, such Initial Lien if such Initial Lien is a Permitted Lien; and

(2) in the case of any Initial Lien on any asset or property not constituting or required to become Collateral, such Initial Lien if (a) the Notes and the Guaranties are equally and ratably secured with (or on a senior basis to, in the case such Initial Lien secures any Subordinated Indebtedness) the Obligations secured by such Initial Lien, or (b) such Initial Lien is a Permitted Lien.

3.	The first sentence under the heading “Description of the Notes—Collateral—Description of the Collateral” is replaced in its entirety with the following sentence:

The Notes and the Guaranties will, with certain exceptions, have the benefit of Liens on the Collateral, including after-acquired Collateral, which will consist of first-priority security interests in the Collateral shared with the other First Lien Obligations, including the Credit Agreement Obligations (subject to Permitted Liens and other Liens permitted by the Indenture, which may rank ahead of the first-priority security interests for the benefit of the Notes).

4.	Additional conforming changes are made throughout the Preliminary Prospectus Supplement to reflect the issuance of the Additional Notes and the other changes reflected above.

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This term sheet to the Preliminary Prospectus Supplement dated August 7, 2012 (the “Preliminary Prospectus Supplement”) related to the offering of the notes described above should be read together with the Preliminary Prospectus Supplement, and the information incorporated by reference therein, before making an investment decision with regard to the notes. The information in this communication supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. This communication is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy any security. This communication is not intended to be a confirmation as required under Rule 10b-10 of the Securities Exchange Act of 1934, as amended. A formal confirmation will be delivered to you separately. This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The Issuer and its parent filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer and its parent have filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.

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